ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax 404-881-4777

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

December 16, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Beth Frohlichstein

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Steadfast Apartment REIT, Inc. File No. 333-191049

Dear Ms. Frohlichstein:

This letter sets forth the response of our client, Steadfast Apartment REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated December 6, 2013 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 3”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Housing Bubble and Recovery, page 45

1.              Comment:            We note your revised disclosure on page 46 referencing the results of a survey conducted by Fidelity Investments. Please confirm to us that the survey was not prepared for or commissioned by the registrant or its affiliates and provide us with support for this data. Clearly mark the specific language in the supporting materials that supports your disclosure. The requested information should be filed as EDGAR correspondence or sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Response:                                        The Issuer has revised the disclosure at page 46 of Amendment No. 3. The Issuer confirms that the survey referenced above was not prepared for or commissioned by the Issuer or its affiliates.  The Issuer will provide the Commission with copies of all such materials in paper form under separate cover.

Adverse Business Developments, page 88

2.                                      Comment:            We note your revised disclosure in response to comment 2. With regard to the Yuba borrowers, please also clarify why the Yuba borrowers are in discussions with their lender regarding various alternatives for the property upon maturity of the loan. In addition, please revise your disclosure to identify the programs that you reference in Tables III and IV whose performances were adversely impacted by adverse economic conditions. Provide a range of the adverse impact on occupancy, revenue, and rates, if possible.

Response:             The Issuer has revised the disclosure on page 88 of Amendment No. 3 in response to the Staff’s comments.

Appendix A; Prior Performance Tables, page A-1

3.                                      Comment:            Please tell us if you have the information available to assemble Table I (minus the last two rows) and Table III disclosure for Steadfast Income REIT. If so, please tell us if you believe that the inclusion of those two tables provide instructive disclosure even though the offering has not yet closed.

Response:             The Issuer respectfully notes that Steadfast Income REIT is not a closed program and therefore information about this program is not required to be included in Table I and Table III.  Although the Issuer does have the information available to provide the Table I and Table III disclosure, the Issuer believes that such information would not be instructive disclosure.  If required, the Issuer would provide information with respect to Steadfast Income REIT as of December 31, 2012, similar to the other programs included in Table I and Table III.  Because the Steadfast Income REIT public offering has not yet closed, the information presented as of December 31, 2012 would be materially different from Steadfast Income REIT’s current financial position.  The Issuer therefore respectfully submits that providing such disclosure could be materially misleading to investors.

Exhibit Index

4.                                      Comment:            Please file the executed versions of the long-term incentive plan discussed on page 69 and the independent directors’ compensation plan discussed on page 68 as exhibits to your registration statement as required by Item 601(b) of Regulation S-K or advise.

Response:             The Issuer has filed with Amendment No. 3 the executed versions of the exhibits listed on the Exhibit Index, including, without limitation, the long-term incentive plan and the independent directors’ compensation plan.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc: Ana Marie del Rio